Exhibit 21.1

Subsidiaries*

Mango and Peaches Corp., a company incorporated under the laws of Texas, of which Mangoceuticals, Inc. owns 51% of the outstanding common stock Mr. Jacob Cohen owns 49% of the outstanding common stock and which Mr. Cohen separately has the right to vote fifty-one percent (51%) of the total vote on all Mango & Peaches Corp. shareholder matters, voting separately as a class, pursuant to his ownership of the Series A Super Majority Voting Preferred Stock of Mango & Peaches Corp., giving him 75.2% voting control over Mango & Peaches Corp.

●	MangoRx Mexico S.A. de C.V., a Mexican Stock Company, is 98% owned by Mango and Peaches Corp.

●	MangoRx UK Limited, a company incorporated under the laws of the United Kingdom, which is 100% owned by Mangoceuticals, Inc. is 100% owned by Mango and Peaches Corp.

MangoRx IP Holdings, LLC, a company incorporated under the laws of Texas, which is 100% owned by Mangoceuticals, Inc.

Mango DAT, LLC, a limited liability company incorporated under the laws of Puerto Rico, which is 100% owned by Mangoceuticals, Inc.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Mangoceuticals, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report. Inclusion in this list is not, however, a representation that the listed subsidiary is a “significant subsidiary.” The list above is as of February 28, 2025.